Domo, Inc.
802 East 1050 South
American Fork, UT 84003
September 18, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Domo, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-281962
Acceleration Request
	Requested Date:	September 20, 2024
	Requested Time:	4:30 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Domo, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by contacting Michael Nordtvedt at (206) 883-2524 or mnordtvedt@wsgr.com.
[Signature page follows]

Sincerely,

Domo, Inc.

/s/ Joshua G. James
Joshua G. James
Chief Executive Officer and Director

cc:	David Jolley, Domo, Inc.
Alexis Coll, Domo, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.